Coloplast

Ostomy care
Urology & Continence care
Wound & Skin care

RECEIVED

2007 DEC -7 A 3:49

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commissions
Divisions of Corporate Finance
450 Fifth Street
Washington, D.C. 20549
USA

29 November 2007
DKGUJ

Coloplast A/S
Holtedam 1
3050 Humlebæk
Denmark
Tel: +45 49 11 11 11
www.coloplast.com
CVR-nr. 69749917

08000074

SUPPL

Gunilla Jensen
Executive Secretary

Corporate Communications

Dir. tlf. +4549113621
Mobil +4530853621
Fax +4549111555
dkguj@coloplast.com

Dear Sirs,

SEC File Number 82-34793

This information is furnished pursuant to Rule 12g3-2(b).

Please find enclosed information to the Copenhagen Stock Exchange No. 21/2007.

Yours sincerely,
Coloplast A/S

Gunilla Jensen
Corp. Communications & IR

Encl.

PROCESSED

JAN 10 2008

THOMSON
FINANCIAL

Stock Exchange Announcement No. 21/2007
Humlebæk, 27 November 2007

ATP changes its holding of shares in Coloplast

Pursuant to section 28a of the Danish Public Companies Act and section 29 of the Danish Securities Trading Act, we hereby announce that ATP and ATP Invest have sold shares and thus reduced their interests in Coloplast A/S.

ATP and ATP Invest now hold a combined 4.996% of the share capital and 2.98% of the votes in Coloplast A/S.

The combined interests of ATP and ATP Invest are:

2,398,078 B shares of DKK 5 each

equivalent to a nominal value of DKK 11,990,390.00.

Lene Skole
Executive Vice President, CFO

Further information

Investors and financial analysts

Peter Høgsted
Head of Investor Relations
Tel. +45 3085 1301
E-mail: dkptrh@coloplast.com

Press and the media

Jens Tovborg Jensen
Head of Media relations
Tel. +45 3085 1922
E-mail: dkjto@coloplast.com

This announcement is available in a Danish and an English-language version. In the event of discrepancies, the Danish version shall prevail.